UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

NEXPOINT CAPITAL, INC.

(Name of Issuer)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

65341M 102

(CUSIP Number)

James Dondero

c/o NexPoint Advisors, L.P.

300 Crescent Court, Suite 700

Dallas, Texas 75201

(972) 628-4100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 30, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 65341M 102	13D	Page 2 of 7

1	NAMES OF REPORTING PERSONS NEXPOINT ADVISORS, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,724,891.208
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,724,891.208
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,724,891.208
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 99.96%
14	TYPE OF REPORTING PERSON (See Instructions) IA; PN

CUSIP No. 65341M 102	13D	Page 3 of 7

1	NAMES OF REPORTING PERSONS NEXPOINT ADVISORS GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,724,891.208
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,724,891.208
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,724,891.208
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 99.96%
14	TYPE OF REPORTING PERSON (See Instructions) OO; HC

CUSIP No. 65341M 102	13D	Page 4 of 7

1	NAMES OF REPORTING PERSONS JAMES DAVID DONDERO
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,724,891.208
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,724,891.208
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,724,891.208
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 99.96%
14	TYPE OF REPORTING PERSON (See Instructions) IN; HC

CUSIP No. 65341M 102	13D	Page 5 of 7

This Amendment No. 2 to Schedule 13D is filed by the Reporting Persons as an amendment to the Schedule 13D filed with the Securities and Exchange Commission on October 27, 2014 . This Amendment No. 2 relates to common stock, par value $0.001 per share (the “Common Stock”), of NexPoint Capital, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the original Schedule 13D. Only those items of the Schedule 13D that are being amended hereby are included in this Amendment No. 2, and each such amended item that is included is amended and restated in its entirety.

Item 3.	Source and Amount of Funds or Other Consideration.

On June 10, 2014, the Issuer converted from a limited liability company to a Delaware corporation. In connection with such conversion, NexPoint Advisors, the existing member of the Issuer, exchanged 21,739.130 LLC units for 21,739.130 shares of Common Stock.

On September 2, 2014, NexPoint Advisors purchased an additional 434,780.163 shares of Common Stock in a private placement with the Issuer for an aggregate price of approximately $4.0 million, or $9.20 per share. NexPoint Advisors entered into a second private placement with the Issuer on October 8, 2014, pursuant to which NexPoint Advisors purchased an additional 652,173.913 shares of Common Stock for an aggregate price of $6.0 million, or $9.20 per share.

On November 14, 2014, NexPoint Advisors purchased 271,739.130 shares of Common Stock in the Issuer’s continuous public offering. NexPoint Advisors purchased the Common Stock at a price of $9.20 per share, which reflects the public offering price of $10.00 per share less selling commissions and dealer manager fees, for an aggregate price of $2.5 million.

On January 30, 2015, NexPoint Advisors purchased 336,956.522 shares of Common Stock in the Issuer’s continuous public offering. NexPoint Advisors purchased the Common Stock at a price of $9.20 per share, which reflects the public offering price of $10.00 per share less selling commissions and dealer manager fees, for an aggregate price of $3.1 million.

The funds used to purchase the shares of Common Stock in each of the acquisitions described above were from existing available operating capital of NexPoint Advisors and none of the consideration for such shares was represented by borrowed funds.

In addition to the above purchases, on January 30, 2015, in relation to a distribution of $0.05 per share payable to stockholders of record on January 20, 2015, NexPoint Advisors acquired 7,502.350 shares of Common Stock pursuant to the Issuer’s distribution reinvestment plan.

CUSIP No. 65341M 102	13D	Page 6 of 7

Item 5.	Interest in Securities of the Issuer.

NexPoint Advisors is the record and beneficial owner of, and has sole voting and sole dispositive power with respect to, 1,724,891.208 shares of Common Stock, which represented 99.96% of the outstanding shares of Common Stock as of February 3, 2015.

Neither NexPoint GP nor James Dondero directly owns any Common Stock of the Issuer. However, NexPoint GP, as the general partner of NexPoint Advisors, may be viewed as having sole voting and sole dispositive power with respect to, and may be deemed to beneficially own, all of the shares of the Issuer owned by NexPoint Advisors. NexPoint GP disclaims beneficial ownership of such shares except to the extent of its pecuniary interest therein.

Mr. Dondero, as President and sole member of NexPoint GP, may be viewed as having sole voting and sole dispositive power with respect to, and may be deemed to beneficially own, all of the shares of the Issuer owned by NexPoint Advisors and controlled by NexPoint GP. Mr. Dondero disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

The transactions by which the Reporting Persons became beneficial owners of shares of the Common Stock reported herein are described in Item 3 above.

CUSIP No. 65341M 102	13D	Page 7 of 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 4, 2015

NEXPOINT ADVISORS, L.P.

By:	NexPoint Advisors GP, LLC, its general partner

By:	/s/ Brian Mitts
Name: Brian Mitts
Title: Secretary

NEXPOINT ADVISORS GP, LLC

By:	/s/ James Dondero
Name: James Dondero
Title: Sole Member of NexPoint Advisors GP, LLC

JAMES DONDERO

By:	/s/ James Dondero
Name: James Dondero